Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of

March	2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX(publ.) (Registrant)

Date: March 21, 2003	By /s/ William G. E. Jacobs

PRESS
RELEASE

PRESS RELEASE	Stockholm, Thursday, March 20, 2003
Page 1 of 7

Annual General Meeting of Shareholders, April 22, 2003

(ELUX) We hereby provide notice of the agenda for the Annual General Meeting scheduled to be held on April 22, 2003. In connection with the proposal for election of Board Members, it should be noted that all members have been nominated for re-election. Ms. Barbara Thoralfsson is proposed as new Director.

Annual General Meeting of Shareholders

The shareholders of AB Electrolux (publ) are invited to participate in the Annual General Meeting (“AGM”) of the Company on Tuesday, April 22, 2003 at 5 p.m. CET, at the Berwald Hall, Dag Hammarskjölds Väg 3, Stockholm, Sweden.

Attendance at the meeting

Shareholders who intend to participate in the AGM must be registered in the Company’s share register kept by VPC AB (Swedish Central Securities Depository & Clearing Organisation), on Saturday, April 12, 2003.

In addition, notice of intent to participate must be given to Electrolux not later than 4 p.m. on Tuesday, April 15, 2003, when also number of advisors shall be stated. Notice of intent to participate can be made by mail to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone at +46-8-738 6410, by fax at +46-8-738 6335, or on the Internet at the Group home page, www.electrolux.com/agm.

Since the record date (April 12, 2003) will fall on a Saturday, shareholders must be registered with VPC at the latest on the last banking day prior to the record date, Friday April 11, 2003, to be entitled to participate in the AGM.

Notice should include the shareholder’s name, registration number, if any, address and telephone number. Shareholders may vote by proxy, which should be submitted to the Company in good time prior to the AGM.

Shareholders, whose shares are registered through banks or trustees, must have their shares registered in their own names in order to participate in the AGM. To facilitate this registration in the share register kept by VPC, shareholders should request re-registration well in time before Friday, April 11, 2003.

Agenda

1.	Election of Chairman at the meeting

2.	Compiling and approving a voting roll

3.	Approval of the agenda

4.	Election of two minutes-checkers

5.	Question of whether the meeting has been properly convened

6.	Presentation of the Annual Report and Accounts and the Report of the Auditors as well as of the Consolidated Accounts and the Report of the Auditors with respect to the Group

7.	Speech by the President

8.	Resolution on adoption of the Profit and Loss Statement and the Balance Sheet as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet

9.	Resolution on discharge from liability of the Directors and the President

10.	Resolution on dispositions in respect of the Company’s profit as shown in the adopted Balance Sheet and determination of record date for dividend

11.	Determination of the number of Directors and Deputy Directors to be elected

12.	Determination of the fees payable to the Board of Directors and the Auditor

13.	Election of Directors

14.	Proposal by the Board of Directors regarding

a)	reduction of the share capital

b)	a new issue of shares of series C

c)	reduction of the share capital by way of redemption of shares of series C and allocation to the statutory reserve

d)	acquisition of own shares

e)	transfer of own shares in connection with company acquisitions

f)	incentive program 2003

g)	transfer of own shares due to incentive program 2003

h)	transfer of own shares due to incentive programs 1998-2002 etc.

15.	Issue regarding nomination procedure before general meeting of shareholders

16.	Conclusion of the meeting

Dividend and record date (item 10)

The Board of Directors has proposed a dividend of SEK 6.00 per share and Friday, April 25, 2003, as record date for the dividend. With this record date, dividends are expected to be paid by the VPC on Wednesday, April 30, 2003.

Proposal for number of Directors, fees, and election of Directors (items 11-13)

The nomination procedure regarding the below proposal for election of Directors has been prepared by Investor AB (represented by Jacob Wallenberg), Alecta pensionsförsäkring, ömsesidigt (represented by Ramsay Brufer), Robur Fonder (represented by Marianne Nilsson) and the Chairman, Rune Andersson. Investor AB, Alecta pensionsförsäkring, ömsesidigt, Robur Fonder, and Falkberget AB, jointly representing slightly more than 32% of the voting rights of all the shares in the Company have declared that they will vote in favour of the following proposals:

•	9 Directors and no Deputy Directors.

•	The Directors’ fees totalling SEK 3,750,000 to be allocated by the Board of Directors among themselves, and the Auditor’s fees be paid on approved open account.

•	Re-election of the Directors Rune Andersson, Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Hans Stråberg, Michael Treschow, Karel Vuursteen and Jacob Wallenberg. Ms. Barbara Thoralfsson is proposed as new Director.

Proposal for reduction of the share capital, a new issue of shares of series C, reduction of the share capital by way of redemption of shares of series C and allocation to the statutory reserve, acquisition of own shares, transfer of own shares in connection with company acquisitions, incentive program 2003, transfer of own shares due to incentive program 2003 and transfer of own shares due to incentive programs 1998-2002 etc. (item 14)

Recitals

AB Electrolux (“the Company”) has, following an authorization by the AGMs in 2000, 2001 and 2002, acquired own shares of series B. Following the latest authorization, the Company has acquired 13,972,752 own shares of series B, equal to 4 per cent of the total number of shares. As per 6 March 2003 the Company owns in total 23,120,752 shares of series B, equal to 6.8 per cent of the total number of shares in the Company (338,712,580).

The Board of Directors proposes that the AGM decides on a new program for acquiring own shares. To enable further acquisitions of own shares in addition to previous mandate the number of shares of series B owned by the Company and not required to fulfill undertakings under the current incentive programs must be withdrawn in accordance with Section A. – D. below. Moreover, the Board of Directors proposes that the AGM authorizes the Board to transfer the Company’s own shares in connection with company acquisitions in accordance with Section E. below.

Furthermore, the Board of Directors proposes in Sections F. – G. below that the AGM decides on an incentive program for 2003, in a total amount of maximum 3,000,000 shares of series B, and on the transfer of own shares of series B to cover the 2003 incentive program and certain costs, mainly social security charges in relation to the 2003 incentive program. Finally the Board of Directors proposes in Section H. below that the AGM decides on the transfer of own shares of series B to cover certain costs, mainly social security charges in relation to the 1998-2002 incentive programs.

A.	Reduction of the share capital

The Board of Directors proposes that the AGM decides on a reduction of the Company’s share capital by SEK 73,062,900 (the reduction amount) by way of withdrawal, without repayment, of 14,612,580 shares of series B, which the Company has acquired. The purpose of the reduction is that the reduction amount shall be transferred to a reserve to be utilized pursuant to resolution by general meeting of the shareholders.

B.	New issue of shares of series C

The Board of Directors also proposes that the AGM decides to increase the Company’s share capital by SEK 73,062,900, by way of a new issue of 14,612,580 shares of series C, each at a par value of SEK 5, and on the following principle terms and conditions.

1.	Svenska Handelsbanken AB (“Handelsbanken”) shall have the right to subscribe for the new shares by deviation from the shareholders’ preferential rights.

2.	Subscription for the new shares shall be made on a subscription list not later than 6 May 2003.

3.	A price of SEK 5 per share shall be paid in cash for the shares subscribed for in connection with the subscription of the shares.

4.	Over-subscription may not be made.

5.	The new shares shall not entitle to dividend.

As concerns the reason for deviation from the shareholders’ preferential rights and the basis for establishment of the issue price, the following is stated. The resolution to withdraw shares of series B may be executed without the time restraint of obtaining court approval, if at the same time, an amount equal to the reduction amount is contributed to the Company by way of a new issue of shares. Handelsbanken has undertaken to subscribe for, and redeem, the shares in accordance with Section C. below. The issue price has been determined in agreement with Handelsbanken.

The resolution on a new issue of shares shall be subject to the AGM’s resolution on reduction of the share capital and transfer to the statutory reserve in accordance with Section C. below.

C.	Reduction of the share capital by redemption of shares of series C and transfer to the statutory reserve

The Board of Directors proposes that the AGM resolves on a reduction of the Company’s share capital by SEK 73,062,900 (the reduction amount) by way of redemption of all 14,612,580 shares of series C and that an amount corresponding to the reduction amount be transferred to the statutory reserve. The purpose of the reduction is repayment to shareholders. Redemption shall be made immediately after registration of the new shares of series C issued in accordance with Section B. above.

A redemption price shall be paid in the amount of SEK 73,062,900 adjusted with an interest rate corresponding to STIBOR 30 days plus 0.05 percentage points, calculated from the day of payment of the subscription price for the shares of series C.

The resolution on reduction of the share capital and transfer to the statutory reserve shall be subject to the AGM’s resolution on an issue of new shares in accordance with Section B. above.

D.	Acquisition of own shares

The Board of Directors proposes that the AGM authorizes the Board, for the period until the next AGM, to acquire shares in the Company, subject to the following conditions.

1.	The total amount of shares of series A and/or series B to be acquired may amount to, at the most, so many shares that, thereafter, the Company holds at a maximum 10 per cent of all shares issued by the Company.

2.	The shares may be acquired on the Stockholm Stock Exchange and/or the London Stock Exchange.

3.	An acquisition of shares through operations on a stock exchange may only be made at a price per share within the at each time registered price interval for the share.

4.	Payment for the shares shall be made in cash.

The reason for acquisition of own shares is to continuously be able to adapt the Company’s capital structure to its capital needs with the object of contributing to increased shareholder value, and to be able to assign shares in connection with the financing of possible acquisitions of companies and the Company’s incentive programs.

E.	Transfer of own shares in connection with company acquisitions

The Board of Directors furthermore proposes that the AGM authorizes the Board, for the period until the next AGM, to decide on transfer of the Company’s own shares in connection with company acquisitions on the following terms and conditions.

1.	Shares of series A and/or series B held by the Company at the time of the Board of Director’s decision may be transferred.

2.	The shares may be transferred by deviation from the shareholders’ preferential rights.

3.	Transfer of shares shall be made at a minimum price per share corresponding to an amount in close connection with the price per share of the series concerned on the Stockholm Stock Exchange at the time of the decision of the transfer.

4.	Payment for the transferred shares may be made in cash, by contributions in kind or by a set-off of company debt.

The reason for deviation from the shareholders’ preferential rights when transferring shares, and the basis for the price of the shares, is to make it possible to finance potential company acquisitions in a cost-effective manner.

F.	Incentive program 2003

The Board of Directors proposes that the AGM decides on an incentive program for 2003 in a total amount of maximum 3,000,000 shares of series B, based on the same parameters as the incentive programs 2001 and 2002 according to the following principle terms and conditions (the “Program”).

•	Maximum 200 senior managers within the Electrolux group shall be granted employee options free of consideration no later than 30 May 2003.

•	Grant of employee options may not exceed 60,000 employee options to CEO, 30,000 employee options per person to group management and 15,000 employee options per person to other managers. The members of the board who have been appointed by the AGM and who are not employed by the Company shall not receive employee options.

•	Each employee option entitles the holder to purchase one share of series B at an exercise price per share, which where applicable subject to a certain rounding, exceeds by 10 per cent the average closing listed price in accordance with the official price list of the Stockholm Stock Exchange for shares of series B during a period of 10 trading days prior to the grant of options under the Program. The price and the number of shares may be recalculated according to the terms of the program as a consequence of bonus issues, splits, new share issues or the like.

•	The employee options are non-transferable and subject to vesting requirements and will be accrued with one third one year after grant date, with one third two years after grant date and with one third three years after grant date, meaning that all the employee options can be exercised only after three years.

•	If the holder wishes to exercise the employee option, a notification of purchase of shares shall be made during the period of exercise which commences as the employee options accrue as above and ends seven years after the grant date.

G.	Transfer of own shares due to incentive program 2003

(i)	The Board of Directors proposes that the AGM decides to transfer shares in the Company on the following terms and conditions.

1.	A maximum of 3,000,000 shares of series B may be transferred.

2.	Preferential rights to acquire the shares shall fall to the persons (“Option Holders”) who are entitled to acquire shares under the terms and conditions of the Program, each of the Option Holders having the right to acquire at a maximum the number of shares which result from the terms of the Program.

3.	The rights of the Option Holders to acquire shares against payment shall be exercised during the period when the Option Holders have a right to acquire shares under the Program, that is, not later than seven years from grant (which is expected to commence in May 2003).

4.	For each share the Option Holders shall pay an amount which, where applicable subject to a certain rounding, exceeds by 10 per cent the average closing listed price in accordance with the official price list of the Stockholm Stock Exchange for shares or series B during a period of ten trading days prior to the grant of options under the Program. The price and the number of shares may be recalculated according to the terms of the Program as a consequence of bonus issues, splits, new share issues or the like.

(ii)	The Board of Directors proposes that the AGM decides that the Company shall have the right, for the period until the next AGM, to transfer not more than 429,000 shares of series B in the Company, in order to cover certain costs, mainly social security charges, which may occur due to the Program. Such transfer of shares shall be effectuated on the Stockholm Stock Exchange at a price at each time within the registered price interval for the share.

H.	Transfer of own shares due to incentive programs 1998-2002

The Board of Directors proposes that the AGM decides that the Company shall have the right, for the period until the next AGM, to transfer not more than 1,018,572 shares of series B in the Company, in order to cover certain costs, mainly social security charges, which may occur due to the 1998-2002 incentive programs. Such transfer of shares shall be effectuated on the Stockholm Stock Exchange at a price at each time within the registered price interval for the share.

In order for the resolutions by the AGM in accordance with the Board of Director’s proposal in Sections A. – B., D. – E., G.(ii) and H. above to be valid, the resolutions must be accepted by shareholders holding not less than two thirds of the shares and the voting rights represented at the AGM. In order for a resolution by the AGM in accordance with the proposal in Section G. (i) above to be valid, the resolution must be accepted by shareholders holding not less than nine tenths of both the votes cast and the shares represented at the AGM. In order for the resolutions by the AGM in accordance with the Board of Director’s proposal in Sections C. and F. above to be valid, the resolutions must be accepted by a simple majority of the votes cast or, in the case of a tied vote, the chairman shall have the casting vote.

Issue regarding nomination procedure before general meeting of shareholders (item 15) The Swedish Shareholders’ Association has notified a proposal that a nomination committee be set up by the general meeting. The members should be independent directors representing the Company’s owners at the general meeting. One member of the nomination committee should represent the minority owners.

A number of major shareholders, jointly representing approximately 32% of the voting rights of all the shares in the Company, have notified that they will move the rejection of such a proposal and instead they will propose that the AGM resolves that the nomination process be arranged so that the Chairman, during each fourth calendar quarter, contacts representatives of at least three of the major shareholders who jointly and under supervision of the Chairman shall prepare a proposal for Board of Directors to be submitted to the AGM for resolution. The proposal includes that the names of the shareholder representatives shall be made public as soon as they have been appointed.

The Board of Directors’ complete proposal for a decision will be available at the Company – AB Electrolux, C-J, SE-105 45 Stockholm – and will, on request, be sent to shareholders at the address given, as from April 8, 2002 and is also available at the group’s homepage on the Internet: www.electrolux.com/agm.

Stockholm in March 2003
THE BOARD OF DIRECTORS

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

Further information
Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.